Exhibit 99.103

Date: News Release: Ticker Symbols:	March 18, 2025 25-06 TSXV: MOON

BLUE MOON METALS: NORWEGIAN MINISTRY OF TRADE, INDUSTRY AND FISHERIES UPHOLDS THE EXTENDED DEADLINE FOR START-UP OF OPERATIONS PURSUANT TO NUSSIR'S OPERATING LICENSE IN FINAL POSSIBLE APPEAL

TORONTO, Ontario – March 18, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON) is pleased to announce the Norwegian Ministry of Trade, Industry and Fisheries has upheld its Operating License and the extended deadline for start-up of operations for the Nussir Mine (the “Nussir Mine”) in the last possible appeal. This license will remain in place as long as mining activities on the Nussir Mine have commenced by September 2027. Blue Moon's Nussir subsidiary in Norway has all of its required primary permits required for construction and operations (operating license, extraction permit, environmental permit and zoning plan), with challenges to each having been exhausted in third party appeals processes. Secondary permits have either been granted or are in the application process as only required closer to operations.

Blue Moon is currently reviewing the technical aspects of the prior 2023 JORC compliant feasibility study on the Nussir Mine, and is engaging in basic engineering and optimization programs, as well as (the requested) planning for pre-construction activities which will include underground activities like drilling for additional reserve conversion and geotechnical purposes.

Pre- construction activities are expected to commence later this year with an expected budget of approximately US$30 million, utilizing only existing brownfield surface areas. These activities are required to finalize engineering parameters, as well as basic and detailed engineering activities ahead of an updated feasibility study expected in 1H-2026. This program is fully financed through existing cash and the Hartree standby credit facility as announced on December 19, 2 024. More details of this plan will be announced upon commencement of the underground decline work.

Qualified Persons

Dustin Small, P. Eng., a non-Independent Qualified Person under NI 43-101, has approved the scientific and technical information related to the operations matters contained in this news release.

About Blue Moon

Blue Moon is advancing three brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All three projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	March 18, 2025 25-06 TSXV: MOON

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: timing of the secondary permits, pre-construction activities, spend of US$30 million and timing of the updated feasibility study.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the updates referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.